UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	001-33831

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP Number
Y2187A127 Common Stock

(Check One):  [X]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [ ]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended:  December 31, 2015

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Eagle Bulk Shipping Inc.

Full Name of Registrant

N/A

Former Name of Registrant

477 Madison Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Bulk Shipping Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). As previously disclosed in its recent Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”), including the Company’s Current Report on Form 8-K filed on March 9, 2016, the Company, certain of its shareholders, and the Company’s lenders under its secured loan agreement have been engaged in discussions concerning financing alternatives to enhance the Company’s liquidity. The Company continues to engage in such discussions with the aim of reaching an agreement to address the Company’s liquidity in the near term. There can be no assurance that any refinancing or restructuring transaction will occur or, if any transaction occurs, that it will ultimately be successful, or that the Company’s effort to address its liquidity will be achieved. Because the Company’s management team and other finance and accounting personnel have devoted substantial attention to addressing the Company’s liquidity position, including in connection with the above described discussions and the evaluation of various financing alternatives, the Company has not finalized its financial statements as of and for the year ended December 31, 2015, and will not be able to timely prepare and file the Form 10-K within the prescribed time period, without unreasonable effort or expense

The Company expects to file its Form 10-K with the SEC no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the Company does not consummate a refinancing or restructuring transaction to enhance its liquidity before the issuance of the Company’s audited financial statements as of and for the year ended December 31, 2015, and the filing of the Form 10-K, the Company believes that there would be substantial doubt about its ability to continue as a going concern. Further the Company believes that its independent registered public accounting firm will be required to issue an audit report that would contain an explanatory paragraph regarding the Company’s ability to continue as a going concern. The inclusion of an audit opinion from the Company’s independent registered public accounting firm with a going concern explanatory paragraph delivered in connection with the Company’s financial statements would constitute an event of default under the Company’s secured loan agreement.

PART IV – OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

Adir Katzav	(212)	785-2500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues, net of commissions of approximately $102 million for the year ended December 31, 2015, compared to revenues, net of commissions of $31.1 million for the Successor period from October 16, 2014 to December 31, 2014 and revenues, net of commissions of $123.2 million for the Predecessor period from January 1, 2014 to October 15, 2014. The Company also expects to report an operating loss (before taking into account any impairment charges) of approximately $84 million compared to an operating loss of $8.3 million for the Successor period from October 16, 2014 to December 31, 2014 and an operating loss of $43.3 million for the Predecessor period from January 1, 2014 to October 15, 2014. The decrease in revenues and increase in operating losses were primarily due to lower charter rates earned by our fleet in 2015. In addition, the Company is currently evaluating the carrying amounts of its vessels and whether any of its vessels are impaired under ASC 360, Property, Plant and Equipment. The operating loss for the year ended December 31, 2015 will be impacted by recorded impairment charges if any, which accordingly will result in an increase in operating loss for the year ended December 31, 2015.

References to “Predecessor” refer to the Company between the period January 1, 2014 and October 15, 2014. References to “Successor” refer to the Company after October 16, 2014.

This unaudited financial information is preliminary based upon estimates and currently available information, does not reflect subsequent events and final adjustments and is subject to completion of the Company’s financial closing procedures and an audit of the Company’s financial statements. The financial information presented above does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2015, and the Company’s final results may differ from these estimates. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this information.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as “believe,” “estimate,” “project,” “intend,” “expect,” “plan,” “anticipate,” and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements.

The principal factors that affect our financial position, results of operations and cash flows include, charter market rates, which have declined significantly from historic highs, periods of charter hire, vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars, depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives, and financing costs related to our indebtedness. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of certain factors which could include the following: (i) changes in demand in the dry bulk market, including, without limitation, changes in production of, or demand for, commodities and bulk cargoes, generally or in particular regions; (ii) greater than anticipated levels of dry bulk vessel new building orders or lower than anticipated rates of dry bulk vessel scrapping; (iii) changes in rules and regulations applicable to the dry bulk industry, including, without limitation, legislation adopted by international bodies or organizations such as the International Maritime Organization and the European Union or by individual countries; (iv) actions taken by regulatory authorities; (v) changes in trading patterns significantly impacting overall dry bulk tonnage requirements; (vi) changes in the typical seasonal variations in dry bulk charter rates; (vii) changes in the cost of other modes of bulk commodity transportation; (viii) changes in general domestic and international political conditions; (ix) changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking costs); (x) the outcome of our discussions with the agent of our credit facility regarding the calculation of collateral covenants, (xi) the outcome of legal proceeding in which we are involved; and (xii) and other factors listed from time to time in our filings with the SEC.

We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

EAGLE BULK SHIPPING INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

EAGLE BULK SHIPPING INC.
Date: March 16, 2016

	By:	/s/ Adir Katzav
Adir Katzav Chief Financial Officer

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).